U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-Q

        For Period Ended                            Commission File No. 0-22182
        February 28, 2005                               CUSIP No. 70336N 10 7

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

          If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

          PART I - REGISTRANT INFORMATION

                         PATRIOT SCIENTIFIC CORPORATION
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                            (Full Name of Registrant)

                               10989 Via Frontera
                           San Diego, California 92127
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                     (Address of Principal Executive Office)

          PART II - RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [Xl

                         (a)    The reasons described in reasonable detail in
                                Part III of this form could not be eliminated without unreasonable effort or expense;

                         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form NSAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III - NARRATIVE

          State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                The Company has been in the process of preparing for its Annual Meeting of Shareholders and was unable to finalize the report for filing in a timely manner.

         PART IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                Lowell W. Giffhorn             (858)             674-5018
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                       (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

                         Patriot Scientific Corporation
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date:  April 15, 2005     By: /s/ LOWELL W. GIFFHORN
                                    ------------------------------
                                    Lowell W. Giffhorn
                                    Executive Vice President and
                                    Chief Financial Officer